Exhibit 99.1
Goldcorp Inc.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholder of Goldcorp Inc. (the “Corporation”) held on May 20, 2008 in Toronto, Ontario.
Item 1:   Election of Directors
The ten nominees set forth in the Corporation’s management information circular dated March 28, 2008 were elected as directors of the corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	Percentage of Votes Cast

Ian W. Telfer	474,360,017	99.1%
Douglas M. Holtby	476,349,521	99.4%
C. Kevin McArthur	476,234,345	99.4%
John P. Bell	476,279,641	99.4%
Lawrence I. Bell	476,277,421	99.4%
Beverley Briscoe	476,361,581	99.4%
Peter Dey	476,243,939	99.4%
P. Randy Reifel	476,354,527	99.4%
A. Dan Rovig	476,167,644	99.4%
Kenneth F. Williamson	476,335,754	99.4%
Item 2:   Appointment of Auditors
Deloitte & Touche LLP was reappointed as the auditors of the Corporation by a majority vote on a show of hands.
Item 3: Amendments to Stock Option Plan
The resolution approving amendments to the Corporation’s 2005 stock option plan, as more particularly described in the management information circular of the Corporation dated March 28, 2008, was passed by a majority of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	388,641,167	90%
Votes Against	43,176,528	10%
Total Votes Cast	431,817,695	100%
Item 4:   Amendments to Restricted Share Plan
The resolution approving amendments to the Corporation’s restricted share plan, as more particularly described in the management information circular of the Corporation dated March 28, 2008, was passed by a majority of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	396,917,382	92%
Votes Against	35,720,574	8%
Total Votes Cast	432,637,956	100%
Item 5:   New General By-Law for the Corporation
The resolution confirming a new general by-law for the Corporation, as more particularly described in the management information circular of the Corporation dated March 28, 2008, was passed by a majority vote on a show of hands.